August 11, 2011

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Mr. David Link, Esq.
Assistant Director

Re:	Omagine, Inc.
Form S-1
File No. 333-175168
Filed June 28, 2011
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2010
File No. 001-16419
Filed July 27, 2011

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter dated August 5, 2011 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the Company’s filing on June 28, 2011 of a Registration Statement on Form S-1 (the “S-1 Filing”) and the above referenced amended 10-K.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010 Filed on July 27, 2011

Item 9A. Controls and Procedures, page 5

1. We note you that you provided a combined evaluation of both your disclosure controls and procedures and your internal control over financial reporting, but such evaluation did not satisfy the requirements of either Item 307 or 308 of Regulation S-K. With regard to your evaluation of disclosure controls and procedures, please ensure you provide disclosure apart from your report on your internal control over financial reporting that includes the following:

Disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report (i.e. December 31, 2010). Refer to Item 307 of Regulation S-K.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

RESPONSE

In response to the staff's comment Item 9A of The Company's 10K for the year ended December 31, 2010, as amended, will be revised as follows:

Item 9A.	Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

The Company’s principal executive and financial officer has evaluated the Company’s disclosure controls and procedures as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended as of December 31, 2010. Based on that evaluation, the Company’s principal executive and principal financial officer has concluded that the Company’s disclosure controls and procedures were not effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to him in a manner that allows for timely decisions regarding required disclosures and  in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

As a result of a clerical and proofreading error, the Company’s 10-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on April 15, 2011 inadvertently omitted two statements which the Company had previously included in the now discontinued Item 9A (T) and which, beginning in the Company’s 2010 fiscal year, were required to be included in this Item 9A. These 2 statements are in regard to (i) the fact that it is management’s responsibility to establish and maintain adequate internal control over the Company’s financial reporting and (ii) the criteria or framework used by management to conduct its evaluation of the effectiveness of internal control over financial reporting. Management has determined that the omission of these 2 statements were the result of human error. Although the risk of such human error can never be completely eliminated, in order to improve its disclosure controls and procedures  management and the Company’s principal  executive and financial officer have enhanced the Company’s disclosure controls and procedures by adding an additional proofreader to review its reports.

Management’s Annual Report on Internal Control Over Financial Reporting

Overview

Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) refers to the process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Management, including the Company’s principal executive and financial officer, is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has determined that, as of the December 31, 2010 measurement date, there were no material weaknesses in either the design or the effectiveness of the Company’s internal control over financial reporting.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Management’s Assessment

Management believes, based on this evaluation, that the Company’s internal control over financial reporting was effective as of December 31, 2010. This annual report, as amended, does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permanently exempt smaller reporting companies.

Changes in Internal Control Over Financial Reporting

There were no changes during the Company’s fourth fiscal quarter of 2010 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing mentioned above. If you or others have any questions or would like additional information, please contact feel free to contact me at (212) 981-6772.

Very truly yours,

/s/ David B. Manno
David B. Manno

cc: Frank J. Drohan

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

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